COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Possible Acquisition of Shares of Thainox Stainless Public Co., Ltd.

POSCO has been engaging in negotiations with Thainox Stainless Public Co., Ltd. (“Thainox”) for the possible purchase and acquisition of certain shares of Thainox (the “Project”). As of date, the parties have not yet agreed on any definitive terms or conditions of the Project.

Accordingly, POSCO has not made any formal or informal announcement regarding the Project. However, POSCO will promptly disclose material information regarding further developments on the Project as soon as such information is made available.